UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Compugen Ltd.

On January 9, 2020, Compugen Ltd. (“Compugen” or the “Company”) issued a press release which highlighted recent accomplishments and previewed upcoming milestones, a copy of which is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-233001.

Exhibits
Exhibit
Number	Description of Exhibit

99.1	Press Release dated January 9, 2020 – “Compugen Highlights Recent Accomplishments and Previews Upcoming Milestones”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: January 9, 2020	By:	/s/ Eran Ben Dor
Eran Ben Dor General Counsel